SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

6 December 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 6 December 2005

ANZ subscribes for 19.9% shareholding in China’s
Tianjin City Commercial Bank

ANZ today announced it had signed a Share Subscription Agreement covering the subscription of shares that represent 19.9% of the total shares of China’s Tianjin City Commercial Bank after the completion of a capital increase, for approximately US$120 million.

Along with the Share Subscription Agreement, ANZ and Tianjin City Commercial Bank also signed other related agreements today, including a Business Co-operation Agreement and Technical Assistance Agreement.

As part of the strategic partnership, ANZ will provide Tianjin City Commercial Bank with access to ANZ’s intellectual property and technical resources. This includes a specific program of technical assistance supported by a US$5 million Future Development Fund to build risk management, retail banking and trade finance capabilities within Tianjin City Commercial Bank.

ANZ will also contribute management resources and have representation on Tianjin City Commercial Bank’s Board of Directors. This includes:

•                  senior representation on the Tianjin City Commercial Bank board;

•                  appointment of senior executives and advisors in Retail Banking and Risk Management;

•                  involvement in strategy, risk and governance issues within Tianjin City Commercial Bank.

The Share Subscription Agreement and other related transaction agreements were signed in Tianjin today by ANZ Chief Executive Officer, Mr John McFarlane and Tianjin City Commercial Bank President, Mr Wang Jinlong.

Tianjin City Commercial Bank is China’s fourth largest city commercial bank by assets and recently ranked number two in an independent survey of overall competitiveness among China’s 112 City Commercial Banks*. Tianjin City Commercial Bank has a network of 180 branches, sub-branches and savings offices serving over 5 million customer accounts. Total assets were approximately US$8 billion as at October 2005.

ANZ Group Managing Director Asia Pacific, Mr Elmer Funke Kupper said: “This is an exciting opportunity for ANZ to partner with one of China’s leading City Commercial Banks in one of China’s largest, fastest growing regions.

“In recent months we have come to know our new partner and have developed a mutual understanding of each other’s businesses. Importantly, we have worked together to create a vision and a program, which supports the improvement of Tianjin City Commercial Bank’s risk management capabilities and the expansion of its retail banking business.

* Research Centre for China Banking Competitiveness; Integrated Competitiveness Ranking, March 2005.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

“This establishes a true strategic partnership and a long term growth opportunity for both banks. The Future Development Fund ensures that we can immediately start work with the Tianjin City Commercial Bank to help improve the standard of its operations and to take its retail banking business to the next level,” Mr Funke Kupper said.

Tianjin City Commercial Bank President, Mr Wang Jinlong said: “Our strategic partnership with ANZ creates a new platform from which to build on the success Tianjin City Commercial Bank has already achieved.

“While subscribing for shares in our bank, ANZ has also agreed to engage in business cooperation with us and to provide us with technical assistance, including the establishment of the Future Development Fund. This will give us access to their expertise in many areas including risk management, retail banking and trade finance.” Mr Wang emphasised.

Tianjin is one of China’s four municipalities directly controlled by the central government, and the principal distribution and commercial centre for the key Bohai Bay development region - China’s third development region after Shenzhen and Shanghai’s Pudong. It has a population of 11 million people and is China’s largest northern port, strategically located approximately 120km east of Beijing. Tianjin’s GDP grew at 16% in 2004 to reach US$35 billion.

Tianjin is headquarters to subsidiaries/joint ventures of 106 of world’s top 500 companies. It is Melbourne’s sister city in China and was named equal ‘most liveable city in China’ in The Economist Intelligence Unit 2005 Annual Survey.

The Share Subscription Agreement and related agreements are subject to approval by the China Banking Regulatory Commission as well as other Chinese Government authorities.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: +61-3-92736955 or +61-409-655 550	Tel: +61-3-9273 4185 or +61-417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

	By:	/s/ John Priestley
John Priestley
Company Secretary
(Signature)*

Date 06 December 2005

* Print the name and title of the signing officer under his signature.